Exhibit 99.1

CIN : L65920MH1994PLC080618 E-mail : shareholder.grievances@hdfcbank.com Website : www.hdfcbank.com	HDFC Bank Limited Trade House Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013, Tel. : 022-2498 8484, Fax : 022-2496 5235

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS OF HDFC BANK LIMITED HELD ON 19TH MAY, 2014.

2. RAISING OF CAPITAL

The Board considered the note seeking approval for raising of additional capital during the year 2014-15.

The Board was briefed on the minimum capital requirement, current capital position, growth opportunity, estimated balance sheet growth in the next 2 to 3 years based on an assumption of business growth between 25 to 30% over the next 2 to 3 years in line with the expectation of a healthy GDP growth, foreign shareholding and demand for capital in the Banking system. The Managing Director stated that in view of the current scenario the Bank believes that an amount of capital up to Rs.10,000 crore during the year would help to support the growth of the Bank for the next three years and based on current projections the Bank can look at the next round of capital raising in F.Y 2017-18.

The approval of the Board was sought for taking necessary steps during the current financial year to raise capital up to Rs.10,000 crore and also constitute a special Committee of Directors to determine the timing, size, price and mode of capital raising. After discussion the Board approved the proposal and passed the following resolution:

“RESOLVED THAT pursuant to Section 62 and other applicable provisions, if any, of the Companies Act, 2013,(including any amendment thereto or re-enactment thereof) (the “Act”), and in accordance with the provisions of the Memorandum of Association and Articles of Association of the Bank and subject to the regulations/guidelines, if any, prescribed by the Reserve Bank of India (“RBI”), the Securities and Exchange Board of India (“SEBI”) and all other concerned or other relevant authority/(ies) from time to time to the extent applicable, subject to the approval of the members of the Bank and subject to such consents and such other approvals as may be necessary and subject to such conditions and modifications as may be considered necessary or as may be prescribed or made, in granting such consents and approvals and which may be agreed to by the Board, the consent of the Board be and is hereby accorded to create, issue, offer in the course of one or more public or private offerings in domestic or one or more international markets, equity shares and/or equity shares through depository receipts and/or securities convertible into equity shares at the option of the Bank and/or the holders of such securities, and/or securities linked to equity shares and/or any instrument or securities representing equity shares and/or convertible securities linked to equity shares (all of which are hereinafter collectively referred to as “Securities”) to investors (whether residents and/or non-residents and/or strategic investors and/or institutions or banks and/or incorporated bodies and/or individuals and/or trustees and/or stabilization agents or otherwise and irrespective of whether or not such investors are members or not) through a prospectus and/or an offer letter and/or a circular and/or on private/preferential placement basis, for, or which upon exercise or conversion of all securities so issued and allotted could give rise to the issue of additional share capital of an aggregate value of INR 10,000 crores, (including green shoe option) at the relevant time(s) of issue of securities, such issue and allotment to be made at such times, in one or more tranches at such price or prices, at a discount, equal to or at a premium to market price or prices, in such manner and where necessary in consultation with the lead managers and/or underwriters and/or other advisors or otherwise on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of issue;

Regd.Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400 013.

“RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms in accordance with prevalent market practice including but not limited to terms and conditions relating to payment of dividend at the option of the Bank and/or holders of any securities, including terms for issue of additional equity shares or variations of the price or period of conversion of securities into equity shares or issue of equity shares during the period of the securities or the terms pertaining to voting rights;

“RESOLVED FURTHER THAT the Bank and or any agencies or body authorised by the Board may issue depository receipts representing the underlying equity shares in the capital of the Bank or such other securities with such features or attributes as may be required and to provide the tradability and free transferability thereof as per market practices and regulations (including listing on one or more stock exchange(s) in or outside India);

“RESOLVED FURTHER THAT the consent be and is hereby accorded to create, issue, offer and allot such number of equity shares as may be required to be issued upon conversion of any securities referred to above or as may be necessary in accordance with the terms of the offer, also shares ranking in all respects, pari passu inter se and with the then existing equity shares of the Bank in all respects;

“RESOLVED FURTHER THAT a Special Committee consisting of the following Directors be and is hereby constituted to determine the timing, size, price and mode of capital raising

1) Mr. Aditya Puri; 2) Mr. Paresh Sukthankar; 3) Mr. Bobby Parikh and 4) Mr. Vijay Merchant

The quorum for the Committee will be at least two Directors of which one will be a non-executive Director

“RESOLVED FURTHER THAT Mr. Aditya Puri, Managing Director; Mr. Paresh Sukthankar; Deputy Managing Director; Mr. Sashidhar Jagdishan, Chief Financial Officer, Mr.Sanjay Dongre, Executive Vice President (Legal) & Company Secretary; Mr.Bhavin Lakhpatwala, Vice President-Finance and Mr. N.E. Venkitakrishnan, Vice President-Legal & Secretarial be and are hereby jointly or severally authorised to do all such acts, deeds, matters and things as may be deemed necessary or desirable to implement this resolution including without limitation, the entering into arrangement for managing, underwriting, marketing, listing, trading, acting as depository, custodian, registrar, paying and conversion agent, trustee and to issue any offer document(s) and sign on applications, filings, deeds, documents, writings, and to pay any fees, commissions, remuneration, expenses relating thereto and with power on behalf of the Bank to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s).”

Certified True Copy

For HDFC Bank Limited

/s/ Sanjay Dongre

Sanjay Dongre

Executive Vice President-Legal &

Company Secretary.